UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 20, 2022, Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (the “Company”) issued a press release to correct the record in response to misinformation perpetuated by the dissident group comprised of Kushkush Investments Pty Ltd (Alexandra Discretionary Trust), M + T K PTY LTD (MTK SUPERANNUATION FUND), Delaware IR LLC, Benjamin Abraham Fogelgarn, Nikola Najdoski, Yukor Mipoz Pty Ltd, Ozzi Pty Ltd, Deerhunter Investments Pty Ltd, and Nova Minerals Limited (collectively, the “Dissidents”). The Company reaffirms that no meeting of shareholders will take place until January 17, 2023 and that any meeting of shareholders the Dissidents purport to convene prior to that time will be invalid, as will be any business purportedly conducted thereat.

A copy of that press release is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “Snow Lake Lithium Corrects the Record and Confirms Postponed Meeting Date for January 17, 2023” dated December 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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